SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

Quantum Materials Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74766A106

(CUSIP Number)

W.C. Carson

Carson Diversified Investments, LP

P. O. Box 666

San Marcos, TX 78667

Telephone Number: 512-392-3322

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 29, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74766A106	SCHEDULE 13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS W. C. Carson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 35,485,398*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 35,485,398*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 35,485,398*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.08%**
14.	TYPE OF REPORTING PERSON IN

*

The shares of common stock are owned by Carson Haysco Holdings, LP and Carson Diversified Investments, LP . W.C. Carson owns 100% of Carson Diversified GP, LLC, a Texas limited liability company that is the general partner of each of Carson Haysco Holdings, LP and Carson Diversified Investments, LP.

**

The number of outstanding shares used for the calculation of the percent of class is 501,011,483 shares of Common Stock outstanding as of February 14, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2018, and filed February 14, 2019.

CUSIP No. 74766A106	SCHEDULE 13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Carson Diversified GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 35,485,398*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 35,485,398*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 35,485,398*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.08%**
14.	TYPE OF REPORTING PERSON OO

*

The shares of common stock are owned by Carson Haysco Holdings, LP and Carson Diversified Investments, LP. W.C. Carson owns 100% of Carson Diversified GP, LLC, a Texas limited liability company that is the general partner of each of Carson Haysco Holdings, LP and Carson Diversified Investments, LP.

**

The number of outstanding shares used for the calculation of the percent of class is 501,011,483 shares of Common Stock outstanding as of February 14, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2018, and filed February 14, 2019.

CUSIP No. 74766A106	SCHEDULE 13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Carson Haysco Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,742,699*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,742,699*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 17,742,699*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.54%**
14.	TYPE OF REPORTING PERSON PN

*	W.C. Carson owns 100% of Carson Diversified GP, LLC, a Texas limited liability company that is the general partner of Carson Haysco Holdings, LP.
**

The number of outstanding shares used for the calculation of the percent of class is 501,011,483 shares of Common Stock outstanding as of February 14, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2018, and filed February 14, 2019.

CUSIP No. 74766A106	SCHEDULE 13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS Carson Diversified Investments, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,742,699*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 17,742,699*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 17,742,699*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.54%**
14.	TYPE OF REPORTING PERSON PN

*	W.C. Carson owns 100% of Carson Diversified GP, LLC, a Texas limited liability company that is the general partner of Carson Diversified Investments, LP.
**

The number of outstanding shares used for the calculation of the percent of class is 501,011,483 shares of Common Stock outstanding as of February 14, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2018, and filed February 14, 2019.

CUSIP No. 74766A106	SCHEDULE 13D	Page 6 of 8 Pages

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed on October 17, 2016 (the “Original Filing”) by Carson Haysco Holdings, LP (“CHH”), Carson Diversified Investments, LP (“CDI” and together with CHH, the “Carson Investors”), Carson Diversified GP, LLC (the “General Partner”), and W.C. Carson (“Mr. Carson,” and collectively with the Carson Investors and the General Partner, the “Reporting Persons”). This Amendment No. 1 is filed pursuant to the joint filing agreement executed by the Reporting Persons and filed as Exhibit 99.1 to the Original Filing.

Item 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following:

On March 29, 2019 each of the Carson Investors converted the remaining $95,513.70 principal amount of Phase 2 Convertible Debentures held by it into 5,573,863 shares of Common Stock (11,075,726 shares in the aggregate), representing a conversion price of $0.017136 per share rounded to the nearest whole share. The conversion, which effected the payment in full of the Phase 2 Convertible Debentures, was made pursuant to an offer by the Issuer and accepted by the Carson Investors and evidenced by an agreement dated as of March 29, 2019 among the Issuer and the Carson Investors.

As of the date of the filing of this Amendment No. 1 and after giving effect to the conversion of the Phase 2 Convertible Debentures, CHH is the beneficial owner of 17,742,699 shares of the Common Stock of the Issuer, which shares represent approximately 3.54% of the issued and outstanding Common Stock of the Issuer.

As of the date of the filing of this Statement on Schedule 13D and after giving effect to the conversion of the Phase 2 Convertible Debentures, CDI is the beneficial owner of 17,742,699 shares of the Common Stock of the Issuer, which shares represent approximately 3.54% of the issued and outstanding Common Stock of the Issuer.

CUSIP No. 74766A106	SCHEDULE 13D	Page 7 of 8 Pages

Carson Diversified GP, LLC is the general partner of each of CHH and CDI. Mr. Carson is the beneficial owner of 100% of the ownership interests in the General Partner. Each of the General Partner and Mr. Carson may be deemed to be the indirect beneficial owner of the aggregate 35,485,398 shares of Common Stock of the Issuer held by each of CHH and CDI, which shares represent approximately 7.08% of the issued and outstanding Common Stock of the Issuer. Accordingly, the General Partner and Mr. Carson have the shared power to vote and the shared power to direct the disposition of all of these shares of Common Stock.

Except for the consummations of the transactions reported above, there have been no other transactions in the Common Stock of the Issuer effected by the Reporting Persons within the last 60 days.

CUSIP No. 74766A106	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2019

CARSON HAYSCO HOLDINGS, LP
a Texas limited partnership

By:	Carson Diversified GP, LLC
a Texas limited liability company
Its:	General Partner

By:	/s/ W.C. Carson
W.C. Carson, Manager

CARSON DIVERSIFIED INVESTMENTS, LP
a Texas limited partnership

By:	Carson Diversified GP, LLC
a Texas limited liability company
Its:	General Partner

By:	/s/ W.C. Carson
W.C. Carson, Manager

CARSON DIVERSIFIED GP, LLC

By:	/s/ W.C. Carson
W.C. Carson, Manager

/s/ W.C. Carson
W.C. Carson